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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

              SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          HUSSMANN INTERNATIONAL, INC.
                           (Name of Subject Company)

                          HUSSMANN INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

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                                  448110 10 6
                     (CUSIP Number of Class of Securities)

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                              BURTON HALPERN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          HUSSMANN INTERNATIONAL, INC.
                          12999 ST. CHARLES ROCK ROAD
                         BRIDGETON, MISSOURI 63044-2483
                                 (314) 291-2000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    Copy to:
                            RICHARD D. KATCHER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                             51 WEST 52(ND) STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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/ / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Hussmann International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12999 St. Charles Road, Bridgeton, Missouri 63044-2483. The telephone number of the Company at its principal executive offices is
(314) 291-2000.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $0.001 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of July 15, 1999, between the Company and First Chicago Trust Company of New York, as Rights Agent. As of May 8, 2000, there were 50,593,522 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by IR Merger Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Ingersoll-Rand Company, a New Jersey corporation ("Ingersoll"), to purchase all of the outstanding Shares at a purchase price of $29.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 16, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on May 16, 2000.

    The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of May 11, 2000, among Ingersoll, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Ingersoll. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Ingersoll, the Purchaser, any of their respective subsidiaries, or the Company, and Shares held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

    The Schedule TO states that the principal offices of Ingersoll and the Purchaser are located at 200 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07675-8738.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this

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Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or
(2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase of the Purchaser, dated May 16, 2000, which is filed as Exhibit (a)(1) to the Schedule TO and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS. Certain members of the Company's management, including the Company's Chief Executive Officer, who is also a member of the Board of Directors of the Company (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, as described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    CHANGE IN CONTROL AGREEMENTS. J. Larry Vowell, President and Chief Executive Officer, John S. Gleason, Executive Vice President-North American Operations, Michael D. Newman, Senior Vice President and Chief Financial Officer, John Schlee, Senior Vice President-Europe and Middle East, Lawrence R. Rauzon, Senior Vice President-International, and certain other officers of the Company are each a party to a Change in Control Agreement (collectively, the "Change in Control Agreements") with the Company.

    For purposes of the Change in Control Agreements, a "change in control" generally includes (i) a reorganization, merger or consolidation of the Company or sale or other disposition of all or substantially all of the Company's assets, other than a transaction in which the beneficial owners of the Common Stock prior to the transaction own at least two-thirds of the voting securities of the corporation resulting from such transaction, no person owns 25% or more of the voting securities of the corporation resulting from such transaction and the members of the Company's Board constitute at least a majority of the members of the board of directors of the corporation resulting from such transaction,
(ii) the consummation of a plan of complete liquidation or dissolution of the Company, (iii) the acquisition by any person or group of 25% or more of the Company's voting securities, or (iv) the failure of persons who were directors of the Company on January 30, 1998 (or their successors as approved by a majority of the members of the Company's Board) to constitute a majority of the Company's Board. The purchase of Shares by the Purchaser in the Offer will constitute a change in control for the purposes of the Change in Control Agreements.

    Benefits are payable under the Change in Control Agreements only if a change in control has occurred and within three years thereafter the officer's employment is terminated involuntarily without cause or voluntarily by the officer for reasons such as a diminution in responsibilities, demotion, relocation, loss of benefits or other adverse change. The principal benefits to be provided to officers under the Change in Control Agreements are (i) a lump-sum payment equal to three years' compensation (base salary and incentive compensation), and (ii) continued participation in the Company's employee benefit programs or equivalent benefits for three years following termination. The Change in Control Agreements provide that, if separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a "parachute payment" as defined in the Internal Revenue Code (the "Code") and subject the officer to the excise tax imposed by
Section 4999 of the Code, the Company will pay that tax and any taxes on that payment.

    In the event that each of the five executive officers identified above terminated his employment with the Company after completion of the Offer in circumstances that require full benefits to be paid

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under the Change in Control Agreements, the approximate amounts payable to each executive officer (not including the value that is attributable to the continuation of certain insurance and health benefits) would be as follows: Mr. Vowell, $18.3 million ($11.0 million of which is attributable to the cash-out of stock options); Mr. Gleason, $9.7 million ($5.0 million of which is attributable to the cash-out of stock options); Mr. Newman, $7.9 million ($4.5 million of which is attributable to the cash-out of stock options); Mr. Schlee, $8.7 million ($5.9 million of which is attributable to the cash-out of stock options); and Mr. Rauzon, $8.2 million ($5.4 million of which is attributable to the cash-out of stock options). Aggregate payments to all of the Company's executive officers, including those identified above (10 individuals), would total approximately $79.6 million (approximately $47.4 million of which is attributable to the cash-out of stock options).

    STOCK-BASED RIGHTS. The Merger Agreement provides that, upon consummation of the Offer, each outstanding stock option issued by the Company to acquire Common Stock, whether vested or unvested, will be cancelled, and the option holder will be entitled to receive an amount equal to the excess of the Merger Consideration over the exercise price, multiplied by the number of shares of Common Stock underlying the option, less applicable withholding taxes and without interest. Under the terms of the Company's Stock Incentive Plan, as amended, holders of stocks options or other awards under the plan would be entitled to receive those amounts within 60 days after consummation of the Offer. The purchase of Shares by the Purchaser will also constitute a change of control for purposes of the options granted under the Stock Incentive Plan, resulting in the vesting of those options.

    The number of shares subject to options, the vesting of which would be accelerated as a result of the completion of the Offer, is as follows:
Mr. Vowell, 323,167 shares; Mr. Gleason, 165,833 shares; Mr. Newman, 158,333 shares; Mr. Schlee, 126,167 shares; Mr. Rauzon, 126,167 shares; and all executive officers, including the foregoing (10 individuals), 1,401,635 shares.

    OTHER PLANS. The purchase of Shares by the Purchaser will also constitute a change of control for purposes of the Company's Executive Retirement Plan and Supplemental Executive Retirement Plan. Those plans may not be amended after a change of control. In addition, the Executive Retirement Plan contains the following protections that apply after a change of control:

    - the plan will be administered by an independent third party selected by the trustee of the trust in which the Company has set aside funds for benefits under the Executive Retirement Plan and approved by Mr. Vowell;

    - the Company must pay all reasonable administrative fees and expenses of the administrator and indemnify the administrator against liabilities and attorneys' fees that arise in connection with the plan administration;

    - the administrator may be terminated only by the trustee with the approval of Mr. Vowell; and

    - participants are entitled to be reimbursed by the Company for any legal fees or expenses incurred to enforce their rights under the plan.

In the Merger Agreement, the Company has reserved the right to amend the Executive Retirement Plan and the Supplemental Executive Retirement Plan in certain regards, and the Board will be asked to approve such amendments at its next meeting. The permitted amendments would provide that:

    - the plans must be continued in effect, without adverse amendments, for the current participants, through at least December 31, 2001;

    - unless otherwise elected by a participant, in the event of a subsequent termination of the plans, the participants' benefits will not be paid out in a lump sum or other accelerated basis, but will be paid in accordance with the normal provisions of the plan and participants' elections; and

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    - the investment choices provided to participants under the Executive
      Retirement Plan after the change of control must be comparable to those provided as of the date of the Merger Agreement.

In addition, the Company reserved the right, and plans to exercise the right, to make an additional contribution to the trust funding these plans so that the assets of the trust equal the accrued liabilities, but the additional contribution may not exceed $7 million.

    The purchase of Shares by the Purchaser will also constitute a change of control for purposes of the Company's Deferred Compensation Plan for Directors, with the result that all account balances under that plan will be automatically paid out.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on May 11, 2000, the Board determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, the stockholders of the Company. At this meeting, the Board approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement for purposes of Section 203 of the DGCL. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    (b)  (I)  BACKGROUND OF THE OFFER; CONTACTS WITH INGERSOLL.

    Representatives of the Company and Ingersoll met in late 1999 to discuss opportunities for cooperating in the home shopping/e-commerce area. These discussions did not contemplate any acquisition of the Company by Ingersoll.

    On March 25, 2000, Mr. Henkel, Chairman, President and Chief Executive Officer of Ingersoll, in a telephone conversation initiated the previous day with Mr. Vowell, President and Chief Executive Officer of the Company, proposed an acquisition of the Company by Ingersoll at a price ranging from $22 to $24 per share. Mr. Henkel indicated that Ingersoll would not pursue an acquisition of the Company on a hostile basis. Mr. Vowell responded that, although the Company was not for sale, he would consider Ingersoll's proposal.

    On March 31, 2000, Mr. Vowell contacted Mr. Henkel and indicated that he believed that the value of the Company was in a range between $28 and $30 per share. Mr. Henkel responded that a price in that range would not be justified based on the information available to him. Mr. Henkel also reiterated that Ingersoll was not interested in proceeding on a hostile basis.

    On April 4, 2000, Mr. Henkel contacted Mr. Vowell and indicated that Ingersoll was prepared to raise its price to between $24 and $26 per share, in an all-cash transaction. Mr. Vowell responded that he continued to believe that a price in that range did not reflect the full value of the Company.

    During the week of April 4, 2000, the Company retained Credit Suisse First Boston Corporation ("CSFB") and independent counsel, Wachtell, Lipton, Rosen & Katz ("WLRK"), to advise the Board.

    On April 13, 2000, the Board met and received a detailed presentation from CSFB. In addition, the Board received a presentation from WLRK on the legal duties of directors in considering a potential acquisition of the Company. The Board also discussed the possibility that other companies might be interested in an acquisition of the Company and, in particular, discussed an expression of interest that had been received in early March 2000 from another participant in the commercial refrigeration industry (the "Industry Buyer"). The Company had responded to the Industry Buyer at that time that it was not interested in discussing an acquisition.

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    In considering how to achieve the highest price for the Company, the Board determined not to pursue a public sale process because such a process risked serious damage to the Company's business and organization, with no guarantee that a price would be achieved that reflected the Company's full value. The Board also ruled out a private sale process involving a large number of potential acquirors because of the difficulty in maintaining confidentiality in such a situation. Instead, the Board authorized management to pursue discussions with Ingersoll, the Industry Buyer and one other major manufacturing company selected by the Board.

    On April 14, 2000, Mr. Vowell contacted the Industry Buyer and indicated that the Company had received a price indication for an acquisition of the Company that could result in something compelling, and that it was possible that events would unfold very rapidly. Accordingly, Mr. Vowell indicated that the Industry Buyer should prepare to act rapidly if it remained interested in a possible acquisition of the Company, and suggested that the Industry Buyer prepare a proposal, including price, based on publicly available information. The Industry Buyer indicated that they would consider the situation and contact the Company on April 17, 2000.

    On April 17, 2000, a representative of the Industry Buyer contacted
Mr. Vowell and indicated that the Industry Buyer desired non-public information in order to prepare a proposal to acquire the Company. Mr. Vowell responded that, since the Industry Buyer was a competitor of the Company, the Company was unwilling to provide non-public information, which would be competitively sensitive, unless the Industry Buyer could give a preliminary indication of price, based on public information, from which the Company could estimate whether a proposal from the Industry Buyer was likely to be attractive.
Mr. Vowell also stated that any attractive proposal would have to be at a larger-than-normal premium to the Company's current market price and that the Company was looking for a premium that reflected its premier position in the industry. Mr. Vowell also indicated that, as part of any proposal, the Industry Buyer should have a specific plan for dealing with the antitrust concerns that an acquisition of the Company by the Industry Buyer would raise. The representative of the Industry Buyer stated that he would contact Mr. Vowell again on April 18.

    On April 17, 2000, further discussions were held between Mr. Henkel and Mr. Vowell. Mr. Henkel indicated that, based on publicly available information about the Company, he was unwilling to propose an acquisition of the Company for a price in excess of $26 per share. However, he indicated a willingness to consider non-public information that the Company would make available. Accordingly, Mr. Vowell scheduled a meeting with Mr. Henkel for April 20, 2000.

    Also on April 17, 2000, Mr. Vowell contacted representatives of the other major manufacturer selected by the Board to determine whether the major manufacturer was interested in a possible acquisition of the Company. This company subsequently indicated that it was not interested in pursuing discussions.

    On April 18, 2000, a representative of the Industry Buyer contacted
Mr. Vowell and stated that the Industry Buyer was not willing to make a proposal based only on publicly available information. Mr. Vowell reiterated the points from the discussion of April 17 and urged the Industry Buyer to act quickly if it had an interest in the Company.

    Also on April 18, 2000, the Company and Ingersoll entered into a confidentiality/standstill agreement, a copy of which has been filed as Exhibit (e)(2) hereto.

    On April 20, 2000, the scheduled meeting between Mr. Vowell and Mr. Henkel took place. The Company's plans and projections were discussed, but there was no discussion concerning the price of Ingersoll's proposal. Mr. Henkel inquired whether Mr. Vowell would be interested in participating, after the Merger, in the development of the climate control business of the combined company.
Mr. Vowell responded that he preferred to defer any discussion of his participation until after the time, if any, that Ingersoll and the Company entered into a definitive agreement.

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    On or about April 21, 2000, a representative of the Industry Buyer contacted
Mr. Vowell, stated that the Industry Buyer was studying the antitrust aspects of an acquisition of the Company and that he would contact Mr. Vowell the following week.

    In the following week, Mr. Vowell and Mr. Henkel held additional discussions concerning the price that Ingersoll was prepared to offer for the Company. Early in the week, Mr. Henkel indicated that Ingersoll was prepared to pursue a transaction at $28.50 per share. Mr. Vowell responded that he did not believe such price adequately reflected the Company's value. On April 26, Mr. Henkel indicated that Ingersoll's board of directors had provisionally authorized discussions with the Company of a transaction at $29 per share, subject to satisfactory completion of more detailed due diligence. Mr. Vowell conveyed this to members of the Board who were available at that time and it was determined to request that Ingersoll furnish to the Company the form of contract that Ingersoll would propose to effect the transaction and, if the form of contract was generally acceptable, to allow Ingersoll to proceed with more detailed due diligence. Mr. Vowell also reviewed with the available directors the status of the Company's contacts with the Industry Buyer and the other major manufacturer that had been contacted. Counsel to Ingersoll furnished to WLRK an outline of contractual terms, followed by Ingersoll's proposed form of agreement, and various due diligence meetings between representatives of Ingersoll and the Company took place during the week of May 1. The terms of the agreement were negotiated during the period from May 3 through May 11, 2000.

    On May 5, 2000, the Board met to review the status of the Company's contacts with potential buyers. Mr. Vowell reported to directors on the discussions held through that date and on the contract negotiations with Ingersoll. The Board decided that the Company should continue its course of action.

    On May 10, 2000, a representative of the Industry Buyer contacted
Mr. Vowell. Mr. Vowell stated that the discussions had progressed and would move very rapidly, and otherwise repeated the suggestions made in earlier conversations with the Industry Buyer, including that the Industry Buyer should, if it had any interest, submit its proposed price based on public information, prior to the Company's furnishing of any competitively sensitive non-public information, and the Industry Buyer's plan for solving the antitrust issue.

    On Thursday afternoon, May 11, 2000, the Board met to receive presentations from the Company's legal and financial advisors and to consider the Offer, the Merger and the Merger Agreement. At the meeting, CSFB delivered its oral opinion, subsequently confirmed by delivery of its written opinion, that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders, other than Ingersoll and its affiliates, from a financial point of view. Following such presentations and receipt of CSFB's opinion, the Board discussed whether it should postpone entering into the Merger Agreement in order to give the Industry Buyer additional time to develop a proposal. The Board considered that such a delay could jeopardize the Board's ability to conclude a transaction at a price of $29 per share, which the Board concluded was very favorable to the Company's stockholders. The Board also considered that the Industry Buyer had still not indicated any of its thinking with respect to price or any plan to solve the antitrust issue, despite being asked to do so. The Board also considered that neither the Industry Buyer nor anyone else would be precluded from bidding for the Company should they determine to do so following announcement of the Merger Agreement. Following this discussion, the Board determined that the terms of the Offer and the Merger were advisable, fair to and in the best interests of, the stockholders of the Company, approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Following the Board meeting, Ingersoll, the Purchaser and the Company executed the Merger Agreement.

    In the morning on May 12, 2000, Ingersoll and the Company issued a joint press release announcing the execution of the Merger Agreement.

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    On May 16, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    (II) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board considered a number of factors, including the following:

    1. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. In particular, the Board believes that the trend toward globalization among the Company's customers and competitors will require that the Company develop the capability to serve customers throughout the world, and that this objective requires access to significant additional capital for both acquisitions and internal growth. The Board believes that the relatively low market value accorded to the Common Stock has limited, and could continue to limit in the future, the Company's access to the required capital and the Company's ability to use its Common Stock as acquisition currency. Although the Board believes that the Company would have been likely to achieve significant gains in its operating results in the next few years, the Board recognized that there were risks that such gains would not be achieved and, even if achieved, would not be reflected in a sufficiently high stock price to allow the Company to achieve its strategic goals.

    2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The $29.00 Offer represents an approximately 123% premium over the $13.00 closing price of the Shares on the New York Stock Exchange on May 10, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), an approximately 116% premium over the $13.42 average closing price for the 30-day trading period ending on May 10, 2000, and an approximately 49% premium over the all-time high closing price of the Shares of $19.50 since the Company became an independent public company in January 1998. The Board concluded that the $29.00 price fully reflects the Company's prospects for growth and improved performance. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to continued investment in the Company's Common Stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    3. STRATEGIC ALTERNATIVES. The Board considered the strategic alternatives available to the Company, including the possibility of growing its business through significant acquisitions while remaining an independent public company. In this respect, the Board noted the limitations on the ability of the Company to acquire other businesses resulting from the Company's relatively limited debt capacity and, as discussed above, its low stock price. The Board also noted that recent efforts by the Company to make large acquisitions had been unsuccessful due to either the Company's inability to comply with the seller's terms of sale or the seller's unwillingness to proceed with the sale. An acquisition by Ingersoll would give the Company better access to capital as well as the immediate strategic benefit of integrating its business with Ingersoll's Thermo King business unit. The Board concluded that the cash price to be received by stockholders in the Offer and the Merger fairly compensated the Company's stockholders for relinquishing the opportunity to share in the potential benefit of this combination.

    4. CSFB'S FAIRNESS OPINION. The Board considered presentations from CSFB and the opinion of CSFB, dated May 11, 2000, that as of that date, the consideration to be received by holders of

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       Shares pursuant to the Offer and the Merger was fair to such holders, other than Ingersoll and its affiliates, from a financial point of view. A copy of the opinion rendered by CSFB to the Board, setting forth the procedures followed, assumptions made, matters considered and limitations of the review undertaken by CSFB in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that CSFB becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

    5. TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

    6. LIMITED CONDITIONS TO CONSUMMATION. The Board considered that Ingersoll's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, as compared to a transaction with other potential partners, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

    7. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a non-solicited acquisition proposal if, among other things, the Board determines in good faith that such acquisition proposal would if consummated provide greater value to the Company's stockholders from a financial point of view than the Offer and the Merger, and is reasonably likely to be consummated without undue delay. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Ingersoll a $58 million termination fee. The Board considered the that these provisions of the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Ingersoll as a condition to entering into the Merger Agreement.

    8. POTENTIAL CONFLICTS OF INTEREST. The Board considered the interests of certain Company executives in the Offer and the Merger (see Item 3--"EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.").

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

    (C) INTENT TO TENDER.

    After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser in the Offer, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement dated March 28, 2000, the Company formally retained CSFB to act as its financial advisor in connection with a Change of Control Transaction (as defined in the engagement letter), including a possible sale of the Company. The Board retained CSFB based upon CSFB's qualifications, experience, reputation, and familiarity with the Company's business. CSFB is an internationally recognized investment banking and advisory firm. As part of its investment banking and financial advisory business, CSFB is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, CSFB is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and Ingersoll for its and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, CSFB and its affiliates have provided financial advisory and financing services for the Company.

    Pursuant to the March 28 engagement letter, the Company paid to CSFB an advisory fee of $75,000 and agreed to pay a fee of $1,500,000 upon the signing of a definitive agreement for a Change of Control Transaction, such fees to be creditable against an aggregate transaction fee of $8,000,000. The Company has also agreed to reimburse CSFB for reasonable expenses as incurred. In addition, the Company has agreed to indemnify CSFB, its directors, officers, agents and employees and each person, if any, controlling CSFB against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of CSFB's engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    (a) DELAWARE GENERAL CORPORATION LAW.

    Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger. The Purchaser and Ingersoll have each agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, so stockholder approval of the Merger is assured if the Offer is completed.

    (b)  REGULATORY APPROVALS.

    UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that the Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on May 12, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company and/or the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Ingersoll or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3.

    OTHER FILINGS. The Company believes that the Offer and the Merger will require filing with the competition authorities of Austria, Brazil, Canada, Germany, Ireland, Mexico and Spain, and there is a possibility that other filings may have to be made with other foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

    The Purchaser is not required to purchase any Shares in the Offer if a statute, rule, regulation, judgment, order or injunction is enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger that, among other things, (i) prohibits the making or consummation of the Offer or the Merger, (ii) imposes material limitations on the ability of the Purchaser to accept for payment, pay for or purchase any Shares pursuant to the Offer and the Merger, or effectively to exercise full rights of ownership of the Shares, (iii) requires the divestiture by Ingersoll or the Purchaser of any Shares or (iv) prohibits or imposes any material limitations on Ingersoll or the Purchaser's ownership or operation (or that of any of their respective subsidiaries) of all or a material portion of their or the Company's businesses or assets or compels Ingersoll or the Purchaser to dispose of or hold separate all or any portion of the business or assets of the Company or Ingersoll, or any of their respective subsidiaries, which prohibition, limitation, disposition or separation would, in the aggregate, account for more than $75 million in sales of Ingersoll or the Company, as the case may be, in the most recent fiscal year completed.

    (c) THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

    The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Ingersoll, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.

    (d)  CERTAIN PROJECTED FINANCIAL DATA FOR THE COMPANY.

    Prior to entering into the Merger Agreement, the Company provided to Ingersoll certain information which was not publicly available, including certain projected financial data (the "Projections") for the fiscal years 2000 through 2004. The Company does not publicly disclose projections, and the Projections were not prepared with a view to public disclosure.

                                           FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                              2000          2001          2002          2003          2004
                                           -----------   -----------   -----------   -----------   -----------
                                                         (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Selected Income Statement Data:
  Sales..................................   $1,422.0      $1,506.3      $1,596.2      $1,692.8      $1,796.5
  Operating Income.......................      152.4         174.7         198.5         224.2         252.3
  Net Income.............................       81.6          97.3         115.2         135.6         158.2
  Diluted Shares Outstanding.............       50.7          49.4          49.4          49.4          49.4
  Earnings Per Share.....................       1.61          1.97          2.33          2.74          3.20
Selected Supplemental Data:
  EBITDA.................................   $    183      $    206      $    230      $    256      $    284
  Capital expenditures...................         40            40            40            40            40

    The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled any of the Projections or expressed any conclusion or provided any form of assurance with respect to the Projections and, accordingly, assume no responsibility for the Projections. The Projections were not prepared with the approval of the Board. The Projections are included herein to give the Company's stockholders access to information that was not publicly available and that the Company provided to Ingersoll.

    The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to materially differ from the Projections.

    For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that the Company, Ingersoll, the Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such Projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(1)                  Offer to Purchase, dated May 16, 2000 (incorporated by
                        reference to Exhibit (a)(1) to the Schedule TO of the
                        Purchaser filed on May 16, 2000).

(a)(2)                  Form of Letter of Transmittal (incorporated by reference to
                        Exhibit (a)(2) to the Schedule TO of the Purchaser filed on
                        May 16, 2000).

(a)(3)                  Letter to Stockholders of the Company, dated May 16, 2000.*

(a)(4)                  Opinion of Credit Suisse First Boston Corporation, dated May
                        11, 2000 (included as Annex A hereto).*

(a)(5)                  Joint Press Release issued by Ingersoll and the Company on
                        May 12, 2000 (incorporated by reference to Exhibit (a)(7) to the Schedule TO of the Purchaser filed on May 16, 2000).

(a)(6)                  Sections 11 and 14 of the Offer to Purchase, dated May 16,
                        2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the Purchaser filed on May 16, 2000).

(e)(1)                  Agreement and Plan of Merger, dated as of May 11, 2000,
                        among Ingersoll, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the
                        Purchaser filed on May 16, 2000).

(e)(2)                  Confidentiality Agreement, dated April 18, 2000, between
                        Ingersoll and the Company (incorporated by reference to
                        Exhibit (d)(2) to the Schedule TO of the Purchaser filed on
                        May 16, 2000).

(e)(3)                  The Information Statement of the Company, dated May 16, 2000
                        (included as Annex B to the Statement).*

------------------------

*   Included with the Statement mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HUSSMANN INTERNATIONAL, INC.

                                                       By:  /s/ BURTON HALPERN
                                                            -----------------------------------------
                                                            Name: Burton Halpern
                                                            Title: Vice President, General Counsel
                                                                 and Secretary

Dated: May 16, 2000

                                                                         ANNEX A

                                               CREDIT SUISSE FIRST BOSTON CORPORATION
[LOGO]                                         227 West Monroe Street
                                               Chicago, IL 60606-5018
                                               Telephone 312 750 3000

                                                  May 11, 2000

Board of Directors
Hussmann International, Inc.
12999 St. Charles Rock Road
Bridgeton, MO 63044

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below) of Hussmann International, Inc. (the "Company"), other than Ingersoll-Rand Company (the "Acquiror") and its affiliates, from a financial point of view, of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of May 11, 2000 (the "Agreement"), among the Company, the Acquiror and IR Merger Corporation, a wholly owned subsidiary of the Acquiror (the "Sub"). The Agreement provides, among other things, (i) for the Sub to commence a cash tender offer (the "Offer") for all outstanding shares of the common stock, par value $.001 per share, of the Company ("Company Common Stock"), including the associated preferred stock purchase rights, at a purchase price of $29.00 per share in cash (the "Consideration"), and (ii) following consummation of the Offer, the merger of the Sub with and into the Company (the "Merger" and, together with the Offer, the "Transaction") pursuant to which each remaining share of Company Common Stock, other than shares owned directly or indirectly by the Company or the Acquiror, will be converted into the right to receive the Consideration and the Company will become a wholly owned subsidiary of the Acquiror.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we were not authorized to and did not solicit indications of interest in a possible acquisition of the Company from third parties, although we have been advised by the Company that it contacted selected additional third parties.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer.

In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of Board of Directors in connection with its consideration of the Transaction and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender shares of the Company Common Stock pursuant to the Offer or how such holder should vote on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders, other than the Acquiror and its affiliates, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX B

                          HUSSMANN INTERNATIONAL, INC.
                          12999 ST. CHARLES ROCK ROAD
                         BRIDGETON, MISSOURI 63044-2483

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 16, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Hussmann International, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Ingersoll-Rand Company ("Ingersoll") to a majority of seats on the Board of Directors (the "Board") of the Company. On May 11, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ingersoll and IR Merger Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Ingersoll, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated preferred stock purchase rights, of the Company (collectively, the "Shares"), at a price per Share of $29.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated May 16, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on May 16, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Ingersoll. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Ingersoll, the Purchaser, any of their respective subsidiaries, or the Company, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on May 16, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Ingersoll, the Purchaser or the Ingersoll Designees (as defined below) has been provided by Ingersoll. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 16, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 13, 2000, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on May 8, 2000, there were 50,593,522 outstanding shares of Common Stock, of which Ingersoll and the Purchaser own no shares as of the date hereof.

             RIGHTS TO DESIGNATE DIRECTORS AND INGERSOLL DESIGNEES

    The information contained herein concerning Ingersoll Designees (as described below) has been furnished to the Company by Ingersoll and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Ingersoll will be entitled to designate such number of directors (the "Ingersoll Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Ingersoll Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Ingersoll Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company.

    The Ingersoll Designees will be selected by Ingersoll from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Ingersoll Designees currently is a director of, or holds any positions with, the Company. Ingersoll has advised the Company that, to the best of Ingersoll's knowledge, except as set forth below, none of the Ingersoll Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Ingersoll and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Ingersoll Designees are set forth below. Unless otherwise noted, the business address of each person listed below is Chestnut Ridge Road, Woodcliff Lake, New Jersey 07675-8738, telephone (201) 573-0123.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME AND AGE                                    POSITIONS HELD DURING THE PAST FIVE YEARS
------------                           ------------------------------------------------------------
David W. Devonshire..................  Executive Vice President and Chief Financial Officer of
AGE: 54                                Ingersoll- Rand Company from 1999 to the present; Director,
                                       Vice President and Treasurer of IR Merger Corporation from
                                       2000 to present; Senior Vice President and Chief Financial
                                       Officer of Ingersoll-Rand Company from 1998 to 1999; Senior
                                       Vice President and Chief Financial Officer of Owens Corning
                                       from 1993 to 1998.

Ronald G. Heller.....................  Secretary of Ingersoll-Rand Company from 1991 to present;
AGE: 53                                Secretary of IR Merger Corporation from 2000.

Herbert L. Henkel....................  Chairman of the Board of Ingersoll-Rand Company from 2000;
AGE: 51                                President and Chief Executive Officer of Ingersoll-Rand
                                       Company from 1999 to present; Director and President of IR
                                       Merger Corporation from 2000 to present; President and Chief
                                       Operating Officer of Ingersoll-Rand Company from April to
                                       October 1999; Chief Operating Officer of Textron Inc. from
                                       1998 to 1999; Vice President of Textron Inc, from 1993 to
                                       1998; Director of Kollmorgen Corporation from 1997 to
                                       present; Director of Pitney-Bowes, Inc. from 1999 to
                                       present.

Steven T. Martin.....................  Executive Vice President of Ingersoll-Rand Company from 1998
AGE: 59                                to present; Vice President of Ingersoll-Rand Company and
                                       President of Production Equipment Group from 1996 to 1998;
                                       President of Production Equipment Group from 1995 to 1996.

Patricia Nachtigal...................  Vice President and General Counsel of Ingersoll-Rand Company
AGE: 53                                from 1991 to present; Director, Vice President and Assistant
                                       Secretary of IR Merger Corporation from 2000 to present.

Nicholas J. Pishotti.................  Vice President, Strategic Technologies of Ingersoll-Rand
AGE: 59                                Company from 1998 to present; Vice President, Strategic
                                       Sourcing of Ingersoll-Rand Company from 1995 to 1998.

Steve Shawley........................  Vice President and Controller of Ingersoll-Rand Company from
AGE: 46                                1999 to present; Controller of Ingersoll-Rand Company from
                                       1998 to 1999; Vice President and Controller of Thermo King
                                       Corporation from 1994 to 1998.

                        OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The following table sets forth information as of April 6, 2000, with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them, except to the extent such power may be shared with a spouse.

                                                               AMOUNT AND
                                                                NATURE OF
                                                               BENEFICIAL
                                                              OWNERSHIP(A)        PERCENT OF CLASS
                                                             ---------------      ----------------
DIRECTORS
J. Joe Adorjan.............................................         3,206(b)          *
Richard G. Cline...........................................       222,087(c)          *
Lawrence A. Del Santo......................................         2,206(b)          *
R. Randolph Devening.......................................         2,206(b)          *
Archie R. Dykes............................................        10,029(b)          *
Victoria B. Jackson........................................         5,818(b)          *
J. Larry Vowell (Chief Executive Officer)..................       438,188(d)          *

NAMED EXECUTIVE OFFICERS
John S. Gleason............................................       289,418(c)          *
Michael D. Newman..........................................       147,807             *
John Schlee................................................       267,815(d)(e)       *
Lawrence R. Rauzon.........................................       236,885(c)          *

DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
(16 individuals, including those named above)..............     2,166,733(c)(f)          4.3

PRINCIPAL STOCKHOLDERS
Ariel Capital Management, Inc..............................     6,636,105(g)            13.0
307 North Michigan Avenue
Chicago, IL 60601

Shapiro Capital Management Company, Inc....................     3,130,475(h)             6.1
3060 Peachtree Road, N.W.
Atlanta, GA 30305

------------------------

*   Less than one percent.

(a) Includes shares which the named director or executive officer has the right to acquire within 60 days after April 6, 2000 through the exercise of stock options as follows: Mr. Cline, 200,000 shares; Mr. Vowell, 378,336 shares; Mr. Gleason, 220,611 shares; Mr. Newman, 141,310 shares; Mr. Schlee, 226,871 shares; and Mr. Rauzon, 201,917 shares.

(b) Includes 2,206 Common Stock units. Common Stock units are paid in Common Stock on the later of the date selected by the director or during the first January occurring after the director ceases to serve as a director. The directors have no voting or investment power over Common Stock units. In addition, under the terms of Hussmann's Deferred Compensation Plan for Directors, on May 18, 2000, the date of the annual meeting of stockholders, each director will be granted addi-tional Common Stock units determined by dividing $15,000 by the Fair Market Value of a share of Common Stock as of that date. "Fair Market Value" means the average closing price per share, as reported for New York Stock Exchange Composition Transactions, for the 20 trading days immediately preceding the date of determination.

(c) The number of shares shown for Mr. Cline includes 19,400 shares owned by Northern Funds and Northern Institutional Funds of which Mr. Cline is a trustee. Mr. Cline expressly disclaims beneficial ownership of these shares.

(d) Includes shares held in the Company's Retirement Savings Plan. Such shares are not directly allocated to individual participants but instead are held in a separate Company Stock Fund in which each participant holds units. The fund also holds varying amounts of cash. The number of shares of Common Stock reported as held by the officer in the Retirement Savings Plan is an approximation of the number of shares of Common Stock in the fund which are allocable to the officer. The number of shares allocable varies on a daily basis based on the cash position of the fund and the market price of the Common Stock.

(e) The number of shares shown for Mr. Schlee includes 27 shares owned by his wife. Mr. Schlee expressly disclaims beneficial ownership of these shares.

(f) The number of shares shown as beneficially owned includes 1,874,367 shares which the directors and executive officers have the right to acquire within 60 days after April 6, 2000 through the exercise of stock options, and 75,732 shares representing the vested beneficial interest of such persons under the Company's Retirement Savings Plan.

(g) The information as to Ariel Capital Management, Inc. ("Ariel") is derived from a statement with respect to the Common Stock filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Ariel has sole voting power as to 6,316,480 shares and sole investment power as to 6,636,105 shares.

(h) The information as to Shapiro Capital Management Company, Inc. is derived from a statement with respect to the Common Stock filed with the SEC pursuant to Section 13(d) of the Exchange Act.

                               BOARD OF DIRECTORS

    The Board is divided into three staggered classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

                             TERMS EXPIRING IN 2000

    RICHARD G. CLINE, 65. Chairman of the Board of the Company. Mr. Cline served as President and Chief Operating Officer of NICOR Inc. since 1985, and became Chairman of the Board and Chief Executive Officer in 1986. He retired as Chief Executive Officer in May 1995 and continued to serve as Chairman until his retirement from NICOR at the end of 1995. NICOR is engaged in natural gas distribution and containerized liner shipping. For the previous 22 years, Mr. Cline was an executive of Jewel Companies, Inc., becoming Chairman, President and Chief Executive Officer in 1984. Mr. Cline is also Chairman of Hawthorne Investors, Inc., a private management advisory and investment firm he founded in 1996. Additionally he is a director of Whitman Corporation, Kmart Corporation and Ryerson Tull, Inc.; and is a trustee of Northern Funds and Northern Institutional Funds and a past chairman of the Federal Reserve Bank of Chicago. Mr. Cline is also a director and past president of the University of Illinois Foundation.

    VICTORIA B. JACKSON, 45. Ms. Jackson received her BBA degree from Belmont University in 1977 and an MBA degree from Vanderbilt University in 1981. Following graduation from college, she joined DSS/ProDiesel, Inc., a diesel parts remanufacturing and distribution company based in Nashville, Tennessee, and served as its President and Chief Executive Officer until February 1999.
Ms. Jackson is also a director of Whitman Corporation, AmSouth Bancorporation and Meritor Automotive Inc. She has previously served as Chairman of Tennessee's Alcohol and Beverage Commission, as a director of the Association of Diesel Specialists and as a member of the Board of Directors of the Federal Reserve Bank of Atlanta.

                             TERMS EXPIRING IN 2001

    LAWRENCE A. DEL SANTO, 66. Mr. Del Santo is the former Chairman and Chief Executive Officer of Vons Companies, Inc., a supermarket retailer that operates stores in Southern California, where he was employed from 1994-1997. From 1984-1994, he was an executive of American Stores Company, serving as Senior Executive Vice President and Chief Operating Officer beginning in 1993. He is also a director of Supervalu, Inc. and PETsMART, Inc. and a trustee of the University of San Francisco.

    R. RANDOLPH DEVENING, 58. Mr. Devening is President and Chief Executive Officer of Foodbrands America, Inc., which produces, markets and distributes perishable food products for the food service and retail store delicatessen market. Mr. Devening has been with Foodbrands America since 1994. From 1989 through 1994, Mr. Devening served as Chief Financial Officer of Fleming Companies, Inc., and became its Vice Chairman in 1993. He is also a director of ENTEX Information Services, Inc., Hancock Fabrics, Inc., Love's Country
Stores, Inc., Keystone Automotive Operations, Inc., and The Fred Jones Companies, Inc.

    J. LARRY VOWELL, 59. Mr. Vowell has spent his entire professional career with the Company. After holding a variety of management positions, Mr. Vowell became President and Chief Operating Officer-Hussmann U.S.A. in 1990 and President and Chief Executive Officer later that year.

                             TERMS EXPIRING IN 2002

    J. JOE ADORJAN, 61. Mr. Adorjan is a partner in Stonington Partners Inc. and Chairman of Adven Capital Partners LLC, private investment firms. Previously, he was Chairman and Chief Executive Officer of Borg-Warner Security Services, retiring in 1999. Before joining Borg-Warner in 1995, Mr. Adorjan served as President of Emerson Electric Company from 1992-1995 and as Chairman and Chief Executive Officer of ESCO Electronics Corporation from 1990-1992. He is also a director of Goss Graphic Systems, Inc., The Earthgrains Company and Dynegy Corporation.

    ARCHIE R. DYKES, 69. Dr. Dykes is Chairman of Capital City Holdings, Inc., Nashville, Tennessee, a venture capital organization. Dr. Dykes served as Chairman and Chief Executive Officer of the Security Benefit Group of Companies from 1980 through 1987. He served as Chancellor of the University of Kansas from 1973 to 1980. Before that he was Chancellor of the University of Tennessee.
Dr. Dykes is a director of the Fleming Companies, Inc., Whitman Corporation, Midas, Inc. and the Employment Corporation. He is also a member of the Board of Trustees of the Kansas University Endowment Association and the William Allen White Foundation. He formerly served as Vice Chairman of the Commission on the Operation of the United States Senate and as a member of the Executive Committee of the Association of American Universities.

    There are no family relationships among any of the Company's directors or executive officers.

DIRECTOR COMPENSATION

    Directors other than Messrs. Cline and Vowell receive an annual retainer of $30,000, plus $1,000 for each committee meeting attended. The Chairperson of each committee is paid an additional $3,000 annual retainer. Directors may elect to defer receipt of all or a portion of their retainer and meeting fees. Interest is credited to these deferred compensation accounts at the prime rate. Immediately after each annual meeting of stockholders, directors other than Messrs. Cline and Vowell are granted Common Stock units with a fair market value of $15,000. Dividend equivalents are credited to these Common Stock unit accounts and interest is credited on dividend equivalents at the prime rate. Deferred compensation accounts, dividend equivalents and interest are paid in cash on dates selected by the directors. The Common Stock units are paid in Common Stock on the later of the date selected by the director or during the first January occurring after the director ceases to serve as a director. Directors may also receive awards pursuant to the Company's Stock Incentive Plan.

    Provided he is re-elected at the Company's 2000 annual meeting of stockholders, Mr. Cline's agreement to serve as Chairman of the Board will expire on January 31, 2001. Under this agreement, he will continue to be compensated at a rate of $400,000 annually. Additionally, on February 1, 2000, he was granted a ten-year non-qualified option to purchase 100,000 shares of Common Stock at the market price on the date of grant. These options become exercisable on February 1, 2001 or in the event a merger or change in control of the Company. Mr. Cline's cash compensation and stock options are in lieu of all other compensation as a director. Mr. Cline is not an employee of the Company and does not participate in the Company's management incentive or general employee benefit plans.

1999 BOARD MEETINGS

    During 1999, the Board of Directors held a total of seven meetings. In 1999, all directors attended at least 75% percent of the meetings of the Board and of the Board committees on which they served, except for Mr. Del Santo. He attended 70% of the aggregate number of meetings of the Board and the Management Resources and Compensation Committee.

BOARD COMMITTEES

    The Board of Directors has four standing committees, which are described below.

    AUDIT COMMITTEE. The Audit Committee reviews the audit report of the Company as prepared by its independent auditors, recommends the selection of independent auditors each year and reviews audit and any non-audit fees paid to the independent auditors of the Company. The Audit Committee reviews the Company's internal audit reports and reports its findings and recommendations to the Board for appropriate action. The Audit Committee met four times in 1999.

    MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE. The Management Resources and Compensation Committee is responsible for management evaluation and succession planning, supervising the compensation policies of the Company, administering employee incentive plans, reviewing officers' salaries, approving significant changes in salaried employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. The Management Resources and Compensation Committee met three times in 1999.

    EXECUTIVE COMMITTEE. The Executive Committee of the Board acts, except as limited by applicable law, in lieu of the full Board and between meetings of the Board. The Executive Committee did not meet in 1999.

    NOMINATING COMMITTEE. The Nominating Committee is responsible for recommending, to the full Board, nominees for election to the Board and candidates for membership on the various committees of the Board. The Nominating Committee will consider nominees recommended by other directors, stockholders and management who present for evaluation by the Nominating Committee appropriate data with respect to the suggested candidate, provided that nominations by stockholders must be made in accordance with our By-laws. The Nominating Committee was established in March 2000 and therefore did not meet in 1999.

    FINANCE AND PENSION COMMITTEE. The Finance and Pension Committee supervises the financial affairs of the Company and receives and reviews reports of those persons who supervise and manage the Company's benefit plans. The Board has delegated to the Finance and Pension Committee and certain officers its authority to approve financing transactions involving the borrowing up to $200 million in any one transaction. The Finance and Pension Committee periodically reports to the Board any action taken to approve financing transactions in excess of $25 million. The Finance and Pension Committee met twice in 1999.

    COMMITTEE MEMBERS. The committee members for each of the four standing committees are set forth below:

                                                                              MANAGEMENT
                                                                              RESOURCES
                                                                                 AND        FINANCE AND
                                        EXECUTIVE     AUDIT     NOMINATING   COMPENSATION     PENSION
NAME                                    COMMITTEE   COMMITTEE   COMMITTEE     COMMITTEE      COMMITTEE
----                                    ---------   ---------   ----------   ------------   -----------
Richard G. Cline......................      X*
Victoria B. Jackson...................                  X           X                            X
Lawrence A. Del Santo.................      X                       X              X*
R. Randolph Devening..................      X                       X              X             X*
J. Larry Vowell.......................      X
J. Joe Adorjan........................      X           X           X*                           X
Archie R. Dykes.......................                  X*          X              X

------------------------

*   Chairperson.

                               EXECUTIVE OFFICERS

    The names, ages and experience of the executive officers of the Company as of March 2000, are set forth below:

    J. LARRY VOWELL (59)
    President and Chief Executive Officer, Director since January 29, 1998

    Mr. Vowell has spent his entire professional career with Hussmann. After holding a variety of management positions, Mr. Vowell became President and Chief Operating Officer-Hussmann U.S.A. in 1990 and President and Chief Executive Officer later that year.

    JOHN S. GLEASON (58)
    Executive Vice President-North American Operations

    Mr. Gleason joined Hussmann in 1988 as President-International Group. He served as Executive Vice President-Sales and Marketing for North America from 1991 to 1995.

    MICHAEL D. NEWMAN (43)
    Senior Vice President-Chief Financial Officer

    Mr. Newman joined Hussmann in 1996. Prior to that, he spent seventeen years with General Electric Company in various financial positions, most recently as Manager, America's Finance.

    JOHN SCHLEE (57)
    Senior Vice President-Europe and Middle East

    Mr. Schlee joined Hussmann in 1988 as Group Vice President-Manufacturing. He became Senior Vice President-Manufacturing in 1989, was Senior Vice President-International from 1995 to 1996 and was Senior Vice
    President-Global Development from 1996 to November 1997.

    LAWRENCE R. RAUZON (50)
    Senior Vice President-International

    Mr. Rauzon served as Vice President-Western United States from 1989-1994 when he was appointed Vice President and Region Manager, Western United States. He was appointed to the position of Vice President-Asia-Pacific in 1996 and to his present position in April 2000. He has been with Hussmann since 1978.

    MARK C. SCHAEFER (42)
    Vice President-Mexico and Latin America

    Mr. Schaefer joined Hussmann in 1981. He became President-Hussmann Mexico in 1992, and was appointed to his present position in 1995.

    DENNIS G. GIPSON (46)
    Vice President-Global Development

    Mr. Gipson joined Hussmann in 1972. From 1989 to 1991 he was Vice President Sales-North Central Zone. He served as Vice President for Product Development and Research from 1992 to 1996 and as Vice
    President-Refrigeration, North America from 1996 to November 1997.

    BURTON HALPERN (58)
    Vice President, General Counsel and Secretary

    Mr. Halpern has served in various legal capacities with Hussmann since 1970. He became General Counsel in 1985.

    JOSEPH R. PINKSTON III (45)
    Vice President-Human Resources

    Mr. Pinkston joined Hussmann in 1995. From 1992-1995 he served as Group Director of Human Resources for the Bowman Distribution Division of the Barnes Group. Prior to that, he served in various human resource positions with units of Allied Signal Inc.

    THOMAS G. KORTE (36)
    Vice President-Corporate Controller

    Mr. Korte joined Hussmann in March 1998. From 1986 until joining Hussmann he was employed by KPMG LLP with his last position being Senior Manager.

    There are no family relationships among any of the executive officers.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Common Stock to file reports of ownership and changes in ownership of Common Stock with the Securities and Exchange Commission and New York Stock Exchange. These persons are also required to furnish to the Company copies of all such reports.

    To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth the compensation for the last three years of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company serving at the end of 1999. On January 30, 1998, Whitman Corporation ("Whitman"), the former sole stockholder of the Company, distributed (the "Distribution") to its stockholders all of the outstanding shares of Common Stock of the Company, and the Company became an independent, publicly held company. References to restricted stock and stock options for 1997 relate to awards under Whitman's Stock Incentive Plan.

SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM COMPENSATION
                                          ANNUAL COMPENSATION                         AWARDS (A)
                             ---------------------------------------------   ----------------------------
                                                              OTHER ANNUAL    RESTRICTED                     ALL OTHER
                                         SALARY     BONUS     COMPENSATION   STOCK AWARDS   OPTIONS/SARS    COMPENSATION
NAME AND PRINCIPAL POSITION    YEAR       ($)        ($)          ($)          ($) (B)           (#)          ($) (C)
---------------------------  --------   --------   --------   ------------   ------------   -------------   ------------
J. Larry Vowell                1999     516,678    225,917       16,832              --             --         94,898
President and CEO              1998     418,754    692,789       18,875              --        396,500         58,269
                               1997     345,003    210,000       15,792         277,500         52,200         61,188

John S. Gleason                1999     297,084     81,888       13,702              --             --         46,565
Executive Vice President       1998     263,757    321,209       10,830              --        212,500         33,627
-North American Operations     1997     248,746    151,000        9,385         166,500         31,500         35,083

Michael D. Newman              1999     253,334     80,060        9,497              --             --         37,814
Senior Vice President          1998     229,841    305,539       10,710              --        205,000         17,619
-Chief Financial Officer       1997     172,463    100,000        8,751         129,500         24,300         21,641

John Schlee                    1999     218,758     58,466        8,751              --             --         35,054
Senior Vice President          1998     204,174    248,295        9,960              --        159,500         18,734
-Europe and Middle East        1997     194,083     80,000        8,751         129,500         24,300         26,379

Lawrence R. Rauzon             1999     193,750     58,466        8,751              --             --         31,910
Senior Vice President          1998     180,000    248,295        9,960              --        159,500         22,516
-International                 1997     169,576    113,000        8,751         129,500         24,300         20,485

------------------------

(a) As a result of the Distribution, all Whitman restricted stock awards and Whitman stock options, including all restricted stock awards and stock options for 1997, that were outstanding on January 30, 1998 were canceled and awards of restricted Common Stock and options to purchase Common Stock were granted in substitution of the Whitman awards. Substitute awards are not reflected as compensation during 1998 in the Summary Compensation Table.

(b) The number of shares of restricted Common Stock and their market value held by Messrs. Vowell, Gleason, Newman, Schlee and Rauzon at December 31, 1999, was as follows: Mr. Vowell, 4,618 shares ($69,547); Mr. Gleason, 2,771 shares ($41,731); Mr. Newman, 2,155 shares ($32,454); Mr. Schlee, 2,155 shares ($32,454); and Mr. Rauzon, 2,155 shares ($32,454). Restricted shares vest ratably over a period of three years. Dividend equivalents are paid on restricted stock at the times and in the same amount as dividends paid to all stockholders.

(c) The amounts shown for All Other Compensation in 1999 are amounts accrued under a nonqualified retirement plan (Mr. Vowell, $72,579; Mr. Gleason, $37,099; Mr. Newman, $33,744; Mr. Schlee, $28,024; and Mr. Rauzon, $26,534),
    together with the 1999 values of premiums paid by the Company for an executive split dollar life insurance program
    (Mr. Vowell, $22,319; Mr. Gleason, $9,466; Mr. Newman, $4,070; Mr. Schlee, $7,030; and Mr. Rauzon, $5,376).

OPTION GRANTS IN 1999

    No options to purchase Common Stock or stock appreciation rights were granted to the executive officers named in the Summary Compensation Table in 1999.

OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES

    The following table sets forth information with respect to the executive officers named in the Summary Compensation Table regarding the exercise of options to purchase Common Stock during 1999 and unexercised options held as of December 31, 1999.

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED           IN-THE-MONEY
                           SHARE ACQUIRED                         OPTIONS HELD AT               OPTIONS AT
                            ON EXERCISE     VALUE REALIZED       DECEMBER 31, 1999       DECEMBER 31, 1999 ($) (B)
NAME                            (#)            ($) (A)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                       --------------   --------------   -------------------------   -------------------------
J. Larry Vowell..........           0                0             309,505/391,998           1,004,661/185,747
John S. Gleason..........           0                0             177,868/208,577             544,185/115,470
Michael D. Newman........           0                0             103,004/196,640             177,941/104,009
John Schlee..............      29,345          295,976             195,231/157,807              915,391/85,343
Lawrence R. Rauzon.......      23,057          216,239             170,277/157,807              714,145/85,343

------------------------

(a) The value realized equals the aggregate amount of the excess of the fair market value of the securities underlying the options at the time of exercise over the exercise price, without any adjustment for taxes payable by the executive officer.

(b) Based on the closing price of the Common Stock ($15.06) on December 31, 1999, as reported for New York Stock Exchange Composite Transactions.

    The closing price of the Company Common Stock on December 31, 1999, the last trading day prior to the Company's fiscal year end, was $15.06 per share on the New York Stock Exchange.

                                 PENSION PLANS

    The Company maintains qualified, defined benefit pension plans and nonqualified retirement plans paying benefits in optional forms elected by the employee based upon percentage multipliers which are applied to Covered Compensation and Credited Service. Except for Mr. Vowell, the benefit formula provides a retirement benefit of 1% of Covered Compensation for each year of Credited Service (excluding 1989-1991), up to a maximum of 20 years. The benefit for Mr. Vowell, who had 29 years of Credited Service at December 31, 1988 (when the benefit structure was amended), will be determined under a minimum benefit formula (33.3% of Covered Compensation). Such benefits are not subject to deduction for social security or other offset amounts. As of December 31, 1999, Mr. Vowell had an accrued annual benefit payable at normal retirement age of approximately $224,000.

    For executive officers other than Mr. Vowell, the following table reflects future benefits, payable as life annuities upon retirement, in terms of a range of amounts determined under the benefit formula for representative periods of Credited Service.

                            PROJECTED ANNUAL PENSION

                               YEARS OF CREDITED SERVICE (B)
       COVERED          -------------------------------------------
  COMPENSATION (A)         5          10         15      20 OR MORE
---------------------   --------   --------   --------   ----------
      $400,000          $20,000    $40,000    $ 60,000    $ 80,000
       500,000           25,000     50,000      75,000     100,000
       600,000           30,000     60,000      90,000     120,000
       700,000           35,000     70,000     105,000     140,000

------------------------

(a) Covered Compensation includes salary and bonus, averaged over the five consecutive years in which such compensation is the highest.

(b) As of December 31, 1999, Messrs. Gleason, Newman, Schlee and Rauzon had 8, 3, 8 and 18 years of Credited Service, respectively.

TERMINATION BENEFITS

    The Company has entered into Change in Control Agreements (the "Change in Control Agreements"), with Messrs. Vowell, Gleason, Newman, Schlee, Rauzon and certain other officers. The Change in Control Agreements were a result of a determination by the Board that it was important and in the best interests of the Company and its stockholders to ensure that, in the event of a possible change in control of the Company, the stability and continuity of management would continue unimpaired, free of the distractions incident to any such possible change in control.

    For purposes of the Change in Control Agreements, a "change in control" includes (i) a reorganization, merger or consolidation of the Company or sale or other disposition of all or substantially all of the Company's assets, other than a transaction in which the beneficial owners of the Common Stock prior to the transaction own at least two-thirds of the voting securities of the corporation resulting from such transaction, no person owns 25% or more of the voting securities of the corporation resulting from such transaction and the members of the Company's Board of Directors constitute at least a majority of the members of the board of directors of the corporation resulting from such transaction, (ii) the consummation of a plan of complete liquidation or dissolution of the Company, (iii) the acquisition by any person or group of 25% or more of the Company's voting securities, or (iv) persons who were directors of the Company on January 30, 1998 (or their successors as approved by a majority of the members of the Company's Board) cease to constitute a majority of the Company's Board. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control for the purposes of the Change in Control Agreements.

    Benefits are payable under the Change in Control Agreements only if a change in control has occurred and within three years thereafter the officer's employment is terminated involuntarily without cause or voluntarily by the officer for reasons such as demotion, relocation, loss of benefits or other changes. The principal benefits to be provided to officers under the Change in Control Agreements are (i) a lump sum payment equal to three years' compensation (base salary and incentive compensation), and (ii) continued participation in the Company's employee benefit programs or equivalent benefits for three years following termination. The Change in Control Agreements provide that, if separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a "parachute payment" as defined in the Internal Revenue Code (the "Code") and subject the officer to the excise tax imposed by Section 4999 of the Code, the Company will pay that tax and any taxes on that payment.

    The Change in Control Agreements are not employment agreements, and do not impair the right of the Company to terminate the employment of the officer with or without cause prior to a change in control, or, absent a potential or pending change in control, the right of the officer to voluntarily terminate his employment.

EMPLOYMENT AGREEMENT

    The Company and J. Larry Vowell, the President and Chief Executive Officer of the Company, have entered into an employment agreement (the "Employment Agreement") for the purpose of securing Mr. Vowell's continued services. The Employment Agreement has a three-year term expiring on April 9, 2001.

    The Employment Agreement provides that Mr. Vowell's base salary will be at least $425,000 per year and he is entitled to participate in all executive compensation plans and programs, as well as pension, retirement and insurance plans. In the event Mr. Vowell's employment is terminated for good reason or by the Company without cause, Mr. Vowell will receive a lump sum severance payment equal to his base salary and a pro rated bonus, in each case for the remainder of the term of the Employment Agreement. In addition, the Company will continue Mr. Vowell's executive perquisites and benefits, and credit Mr. Vowell with service for purposes of any retirement benefits, for the remainder of the term of the Employment Agreement. In the event of a change in control of the Company, Mr. Vowell's severance benefits will be governed by his Change in Control Agreement described above.

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE
  COMPENSATION

    The Management Resources and Compensation Committee of the Board of Directors (the "Committee") consists entirely of outside, non-employee directors. The Committee oversees the design of and regularly reviews the Company's executive compensation programs. The Committee believes compensation should vary on the basis of performance, should be aligned to comparable peer groups, and should ultimately be driven by the short- and long-term interests of stockholders. In determining the compensation payable to the Company's executive officers, the Committee seeks to implement the following policies through a combination of fixed and variable compensation. These policies were developed with the assistance of outside compensation consultants.

COMPENSATION POLICIES

    - Executives will be rewarded for the achievement of financial and individual results against clearly defined goals and objectives.

    - As executives assume greater responsibilities, their total compensation packages will be subject to greater risk, based upon the financial performance of the Company.

    - Stockholder value creation must be an important link in the design of the executive compensation package.

    - The various components of the executive compensation package must attract, retain and motivate key executives and aid in maintaining an entrepreneurial spirit by members of the management team.

    - Generally, base compensation will be aligned to median base compensation levels for positions of similar scope at comparable organizations.

    - Variable cash awards will be used to align compensation with short-term business objectives. Exceeding these objectives will increase the amount of the awards.

    - Equity instruments (primarily stock options) will be used to align a significant portion of total compensation with the Company's long-term strategy of continued stockholder value creation.

1999 COMPENSATION OVERVIEW

    As outlined above, the Company's executive compensation program consists of specific elements that, in the aggregate, are market competitive and are aligned to short- and long-term business objectives. Each of the three primary compensation elements is described in more detail below. The Company's executive officers are also eligible to participate in compensation and benefit programs generally available to other Company employees.

    To determine the Company's comparative position on each of the specified primary compensation elements, the Company analyzed various published compensation surveys and proxy statements of 16 companies in similar industries and of comparable revenues to the Company. Five of the 16 companies whose proxy statements were analyzed are in the Russell 2000--Producer Durables Index, the peer group index in the Performance Graph included in this Proxy Statement. Because the Committee believes that the Company's most direct competitors for executive talent are not necessarily all of the companies that would be included in a peer group established to compare stockholder return, the compensation peer group is not the same as the Performance Graph peer group.

ELEMENTS OF 1999 TOTAL COMPENSATION

    BASE COMPENSATION. Each executive officer's salary is reviewed each year and adjusted as appropriate based on Company performance, individual performance, the scope and responsibilities of the executive's position, and the base salaries paid by peer companies to employees in comparable positions. During 1999, base salaries of the executive officers reflected the 50th percentile compensation level for executives of the surveyed companies.

    ANNUAL CASH INCENTIVE. The Committee has created the Company Incentive Plan ("HIP") to motivate executive officers and other Company management employees to attain annual performance objectives. Cash awards for the CEO and other executive officers under the HIP are based on financial performance goals established by the Committee at the beginning of the year. Annual cash incentives available under the HIP are set at a level which, when combined with an executive officer's salary, would position the officer's cash compensation at or near the 75th percentile of peer company compensation if the highest financial performance goals as set by the Committee are achieved. The pre-set financial performance targets are based directly on the Company's "economic profit." Economic profit is a measure of financial performance based on after-tax net operating profit after subtracting the Company's cost of capital. Studies of total stockholder return have shown that the use of economic profit as a measure for incentive compensation helps to increase/maximize total stockholder return. The HIP awards are paid during the year following the year of performance after the Committee has certified that the applicable performance goals have been satisfied. Based on the Company's performance versus the economic profit target levels for 1999, executive officers other than Mr. Vowell received 30.0% of the mid-point of the officer's salary range.

    LONG TERM INCENTIVE. The Company provides long-term incentives through the Company's Stock Incentive Plan ("SIP"). The Committee believes that stock ownership by executive officers and middle management is essential for aligning management's interest with that of stockholders. Under the SIP, the Committee may provide long-term performance incentive awards in the form of stock options (with or without stock appreciation rights), restricted stock awards and performance awards. As discussed in last year's Committee Report, in 1998 the Committee approved stock option awards designed to focus management's energy and effort on stockholder value by a) accelerating vesting of the options based upon increases in the Company's stock price and b) combining the amount of options which would have been granted annually over a three year period into a single award. Therefore, no additional options were awarded to the Company's executive officers during 1999.

CEO COMPENSATION

    Mr. Vowell's 1999 base compensation, annual cash incentive and stock option grant each followed the same policies and calculations set forth above with respect to the other executive officers; PROVIDED, HOWEVER, Mr. Vowell was eligible for a higher percentage payout, up to a maximum of 163% of the mid-point of his salary range, under the HIP if the Company achieves the pre-set economic profit performance levels. For 1999, Mr. Vowell received a payout of 37.9% or $225,917. Like the other executive officers, Mr. Vowell did not receive a stock option award during 1999.

    Effective April 9, 1998, Mr. Vowell has a 3-year employment agreement terminating April 9, 2001 (which is described more fully under "Employment Agreement" above) which establishes a minimum salary of $425,000.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

    Section 162(m) of the Internal Revenue Code generally imposes a $1,000,000 limit on the amount of compensation that is deductible by the Company with respect to the Chief Executive Officer and each of the four named executive officers. Performance-based compensation which has been approved by stockholders is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of two or more "outside directors." Grants of stock options and stock appreciation rights and performance awards made under the SIP meet the deductibility requirements. If restricted stock awards made under the SIP are not subject to a performance condition, such awards would be subject to the limit. No such awards were made during 1999.

    Awards under HIP may exceed the deduction limitation under Section 162(m) if the pre-established, objective performance goals set forth in the plan are attained. While the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated by the Committee in light of its overall compensation policies and need for flexibility to attract and retain executive talent. In order to mitigate the negative impact of Section 162(m) on stockholders, the terms of the HIP allow the awards to be deferred.

PERFORMANCE GRAPH

    The following performance graph compares the Company's cumulative total stockholder return on the Common Stock from January 30, 1998 (the date of the Distribution) to December 31, 1999 with the cumulative total return of the Russell 2000 Stock Index (the "Russell 2000") and the Russell 2000-Producer Durables (the "Peer Group", which includes the Company). These comparisons assume an initial investment of $100 and reinvestment of dividends.

                            CUMULATIVE TOTAL RETURNS
             HUSSMANN INTERNATIONAL, INC. RUSSELL 2000, PEER GROUP

              [COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN GRAPH]

                       1/30/98    3/31/98    6/30/98    9/30/98    12/31/98   3/31/99    6/30/99    9/30/99    12/31/99
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Hussmann.............  $100.00    $137.80    $136.57    $104.53    $142.92    $108.49    $122.49    $125.87    $111.68
Russell 2000.........  $100.00    $111.82    $106.61    $ 85.13    $ 99.02    $ 93.65    $108.21    $101.37    $120.07
Peer Group...........  $100.00    $112.91    $103.26    $ 78.01    $ 93.52    $ 83.65    $103.50    $100.10    $127.90